SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Emerge Energy Services LP

(Name of Issuer)

Common Units representing limited partner interests in the Issuer

(Title of Class of Securities)

29102H108

(CUSIP Number)

May 8, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29102H108

1.	Names of Reporting Persons LBC Sub V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29102H108

1.	Names of Reporting Persons LBC Credit Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29102H108

1.	Names of Reporting Persons LBC Credit Partners Parallel, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29102H108

1.	Names of Reporting Persons LBC Credit Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29102H108

1.	Names of Reporting Persons LBC Credit Partners Parallel II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29102H108

1.	Names of Reporting Persons LBC Credit Funding, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29102H108

1.	Names of Reporting Persons LBC Credit Funding II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29102H108

1.	Names of Reporting Persons LBC Credit Funding GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29102H108

1.	Names of Reporting Persons LBC Credit Funding II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29102H108

1.	Names of Reporting Persons John J. Brignola

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29102H108

1.	Names of Reporting Persons Christopher J. Calabrese

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29102H108

1.	Names of Reporting Persons Nathaniel R. Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29102H108

1.	Names of Reporting Persons Ira M. Lubert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0

	6.	Shared Voting Power 1,809,583

	7.	Sole Dispositive Power 0.0

	8.	Shared Dispositive Power 1,809,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer: Emerge Energy Services LP
(b)	Address of Issuer’s Principal Executive Offices: 1400 Civic Place, Suite 250 Southlake, Texas 76092

Item 2.
(a)

Name of Persons Filing:*
LBC Sub V, LLC,

LBC Credit Partners, LP

LBC Credit Partners Parallel, LP

LBC Credit Partners II, LP

LBC Credit Partners Parallel II, LP

LBC Credit Funding, LP

LBC Credit Funding II, LP

LBC Credit Funding GP, LLC

LBC Credit Funding II GP, LLC

John J. Brignola

Christopher J. Calabrese

Nathaniel R. Cohen

Ira M. Lubert

(*) A joint filing agreement is attached hereto as Exhibit I.

	(b)	Address of the Principal Office (or, if none, Residence): c/o LBC Credit Partners, Inc. Cira Centre, 2929 Arch Street, Suite 1550 Philadelphia, PA 19104-7340
	(c)	Citizenship: Each filing person that is an entity was formed in Delaware. Each filing person that is an individual is a United States citizen.
	(d)	Title of Class of Securities: Common Units representing limited partner interests in the Issuer (“Common Units”).
	(e)	CUSIP Number: 29102H108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

LBC Sub V, LLC, a Delaware limited liability company (“Sub V”), is the record owner of 1,809,583 Common Units.  Sub V is managed by a three-member board of managers consisting of John J. Brignola, Christopher J. Calabrese and Nathaniel R. Cohen (the “Sub V Board”).  All of the outstanding membership interests in Sub V are held by LBC Credit Partners, LP (27.225%), LBC Credit Partners Parallel, LP (5.775%), LBC Credit Partners II, LP (63.453%) and LBC Credit Partners Parallel II, LP (3.547%), each a Delaware limited partnership.  LBC Credit Funding, LP, a Delaware limited partnership (“LBC GP I”), is the sole general partner of each of LBC Credit Partners, LP and LBC Credit Partners Parallel, LP, and LBC Credit Funding II, LP, a Delaware limited partnership (“LBC GP II”), is the sole general partner of each of LBC Credit Partners II, LP and LBC Credit Partners Parallel II, LP.  LBC Credit Funding GP, LLC, a Delaware limited liability company (“LBC LLC I”), is the sole general partner of LBC GP I, and LBC Credit Funding II GP, LLC, a Delaware limited liability company (“LBC LLC II”), is the sole general partner of LBC GP II.  LBC LLC I is managed by a four-member board of managers consisting of Messrs. Brignola, Calabrese and Cohen and Ira M. Lubert, and LBC LLC II is managed by a three-member board of managers consisting of Messrs. Brignola, Calabrese and Cohen (the members of both boards, collectively, are referred to as, the “Managers”).  Each of the Managers is also a member of each of LBC LLC I and LBC LLC II, and, collectively, the Managers own all of the outstanding membership interests of LBC LLC I and LBC LLC II.  By unanimous written consent of the Managers (in their capacities as managers and members), each of LBC LLC I and LBC LLC II has delegated to the Sub V Board all management authority with respect to Sub V, including all voting and dispositive power with respect to the Common Units held by Sub V.  Accordingly, each of LBC LLC I, LBC LLC II, LBC GP I, LBC GP II, Sub V and the Managers may be deemed to share beneficial ownership over the Common Units held by Sub V.  Each individual who is a manager of LBC LLC I, LBC LLC II or Sub V is a member of a board of managers consisting of at least three members and, as such, each such individual disclaims beneficial ownership over the Common Units held by Sub V.  See Item 4(b).

(b)

Percent of class:

7.8%, based on 23,219,680 Common Units outstanding as of May 14, 2013, as reported on the Issuer’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Exchange Act of 1934, as amended, on May 10, 2013 (the “Prospectus”).  The number of Common Units beneficially owned and percent of class are based on the assumption that, as described in the Prospectus, the underwriters’ over-allotment option to purchase 1,125,000 additional Common Units will not be exercised (and thus additional Common Units will be issued to the Issuer’s original investors, including Sub V).  If such over-allotment option is exercised in full (and thus no additional Common Units are issued to the Issuer’s original investors, including Sub V), Sub V will be the record owner (and the Reporting Persons may be deemed to share beneficial ownership) of 1,680,078 Common Units, representing approximately 7.2% of the class (based on the same number of Common Units outstanding).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0.0.
(ii) Shared power to vote or to direct the vote: 1,809,583.
(iii) Sole power to dispose or to direct the disposition of: 0.0.
(iv) Shared power to dispose or to direct the disposition of: 1,809,583.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification (pursuant to §240.13d-1(c)).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2013

LBC SUB V, LLC

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Manager

LBC CREDIT PARTNERS, LP
LBC CREDIT PARTNERS PARALLEL, LP

By: LBC Credit Funding, LP, as the sole general partner

By: LBC Credit Funding GP, LLC, as the sole general partner

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Vice President

LBC CREDIT PARTNERS II, LP
LBC CREDIT PARTNERS PARALLEL II, LP

By: LBC Credit Funding II, LP, as the sole general partner

By: LBC Credit Funding II GP, LLC, as the sole general partner

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Manager

LBC CREDIT FUNDING, LP

By: LBC Credit Funding GP, LLC, as the sole general partner

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Vice President

LBC CREDIT FUNDING II, LP

By: LBC Credit Funding II GP, LLC, as the sole general partner

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Manager

LBC CREDIT FUNDING GP, LLC

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Vice President

LBC CREDIT FUNDING II GP, LLC

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Manager

/s/ John J. Brignola
John J. Brignola

/s/ Christopher J. Calabrese
Christopher J. Calabrese

/s/ Nathaniel R. Cohen
Nathaniel R. Cohen

/s/ Ira M. Lubert
Ira M. Lubert

Exhibit I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a statement on Schedule 13G (including any and all amendments thereto, the “Statement”) with respect to the common units representing limited partner interests (“Common Units”) in Emerge Energy Services LP, and further agree to the filing of this Joint Filing Agreement as an exhibit thereto.  In addition, each party to this Joint Filing Agreement expressly designates each other party to this Joint Filing Agreement as its agent and attorney-in-fact, and authorizes such other party, to file and execute on its behalf any and all amendments to the Statement.  This Joint Filing Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

Dated:  May 17, 2013

LBC SUB V, LLC

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Manager

LBC CREDIT PARTNERS, LP
LBC CREDIT PARTNERS PARALLEL, LP

By: LBC Credit Funding, LP, as the sole general partner

By: LBC Credit Funding GP, LLC, as the sole general partner

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Vice President

LBC CREDIT PARTNERS II, LP
LBC CREDIT PARTNERS PARALLEL II, LP

By: LBC Credit Funding II, LP, as the sole general partner

By: LBC Credit Funding II GP, LLC, as the sole general partner

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Manager

LBC CREDIT FUNDING, LP

By: LBC Credit Funding GP, LLC, as the sole general partner

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Vice President

LBC CREDIT FUNDING II, LP

By: LBC Credit Funding II GP, LLC, as the sole general partner

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Manager

LBC CREDIT FUNDING GP, LLC

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Vice President

LBC CREDIT FUNDING II GP, LLC

By:	/s/ Nathaniel R. Cohen
Name: Nathaniel R. Cohen
Title: Executive Manager

/s/ John J. Brignola
John J. Brignola

/s/ Christopher J. Calabrese
Christopher J. Calabrese

/s/ Nathaniel R. Cohen
Nathaniel R. Cohen

/s/ Ira M. Lubert
Ira M. Lubert